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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             -----------------

                             SCHEDULE 14D-9/A*
                             (AMENDMENT NO. 3)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             -----------------

                            ASARCO INCORPORATED
                         (Name of Subject Company)

                            ASARCO INCORPORATED
                    (Name of Person(s) Filing Statement)

                    COMMON STOCK, NO PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                 043413103
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                           FRANCIS R. MCALLISTER
                    CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            ASARCO INCORPORATED
                              180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038
                               (212) 510-2000
               (Name, address and telephone number of person
             authorized to receive notice and communications on
                 behalf of the person(s) filing statement).

                              With Copies to:
                             J. MICHAEL SCHELL
                             MARGARET L. WOLFF
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000

*Relates to offer by Grupo Mexico, S.A. de C.V.

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      This Amendment No. 3 to the Solicitation/Recommendation Statement on
Schedule 14D-9 of ASARCO Incorporated, originally filed with the Securities and Exchange Commission (the "Commission") on October 5, 1999, as amended (the "Schedule 14D-9"), relates to the tender offer for all of the outstanding shares of ASARCO Common Stock (the "Grupo Mexico $29.75 Per Share Offer") which is described in a Tender Offer Statement on Schedule 14D-1 of Grupo Mexico, S.A. de C.V., a Mexican corporation ("Grupo Mexico"), and its wholly owned subsidiary, ASMEX Corporation, a Delaware corporation ("ASMEX"), filed with the Commission on September 27, 1999, as amended. Defined terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF THE BIDDER.

      Item 2 is hereby amended by adding the following:

      The Grupo Mexico $29.75 Per Share Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 23, 1999 (the "Grupo Mexico Merger Agreement"), among ASARCO, Grupo Mexico and ASMEX. A copy of the Grupo Mexico Merger Agreement is filed as Exhibit 7 to this Amendment and is incorporated herein by reference. The Grupo Mexico Merger Agreement provides that, among other things, ASMEX will be merged with and into ASARCO in accordance with the relevant terms of the New Jersey Business Corporation Act and the Delaware General Corporation Law (the "Grupo Mexico Merger") as soon as practicable after the earlier of (x) the purchase of shares of ASARCO Common Stock pursuant to the Grupo Mexico $29.75 Per Share Offer and (y) receipt of the ASARCO Shareholder Approval (as defined in the Grupo Mexico Merger Agreement), and in each case the satisfaction of the other conditions to the Grupo Mexico Merger set forth in the Grupo Mexico Merger Agreement. At the effective time of the Grupo Mexico Merger (the "Effective Time"), each share of ASARCO Common Stock issued and outstanding and not owned by Grupo Mexico or any of its wholly owned subsidiaries shall be converted into the right to receive $29.75 or such higher price paid by Grupo Mexico in the tender offer. The Grupo Mexico Merger Agreement is summarized in Item 3(b) of this Amendment.

ITEM 3.  IDENTITY AND BACKGROUND.

      Subsection (b) of Item 3 is hereby amended by adding the following:

THE GRUPO MEXICO MERGER AGREEMENT

      The following is a summary of the material terms of the Grupo Mexico Merger Agreement. However, it is recommended that you read carefully the complete agreement for the precise legal terms of the Grupo Mexico Merger Agreement and other information that may be important to you. A copy of the Grupo Mexico Merger Agreement is attached as Exhibit 7 and is incorporated herein by reference.


THE GRUPO MEXICO $29.75 PER SHARE OFFER

   Conditions. Grupo Mexico's obligation to complete the Grupo Mexico $29.75 Per Share Offer is subject to the following conditions:

 .    at least 80% of the outstanding shares of ASARCO Common Stock shall have been tendered and not withdrawn (the "Minimum Condition");

 .    no legal restraint such as an injunction shall be in effect that do as any of the following (provided that Grupo Mexico and ASMEX shall have used all reasonable efforts to cause any such restraint to be vacated or lifted) :

     - prohibit, or impose any material limitations on Grupo Mexico's or ASMEX's ownership or operation of all or a material portion of ASARCO's business or assets;

     - prohibit, or make illegal the acceptance for payment, payment for or purchase of the ASARCO Common Stock or the consummation of the Grupo Mexico $29.75 Per Share Offer or the Grupo Mexico Merger;

     - results in a material delay in or restricts the ability of ASMEX, or renders ASMEX unable, to accept for payment, pay for or purchase some or all of the tendered shares of ASARCO Common Stock; or

     - imposes material limitations on the ability of ASMEX or Grupo Mexico effectively to exercise full rights of ownership of the ASARCO Common Stock, including, without limitation, the right to vote the ASARCO Common Stock purchased by it on all matters properly presented to ASARCO's stockholders;

 .    accuracy of representations and warranties of ASARCO, unless failure to be accurate would not reasonably be expected to have a material adverse effect on ASARCO;

 .    compliance by ASARCO in all material respects with material agreements and covenants in the Grupo Mexico Merger Agreement;

 .    The Chase Manhattan Bank and Chase Securities Inc. shall have not terminated its financing commitment as a result of the following:

     - there having occurred after the date of the Grupo Mexico Merger Agreement to December 18, 1999, a general banking moratorium established by Federal or state authorities, a generally recognized capital markets crisis, as evidenced by a cumulative 20% decline in the Dow Jones Industrial Average over a period of five (5) consecutive trading days, or a virtual cessation in bank and other private debt financings or the introduction of additional material government restrictions imposed upon lending institutions which materially affect the type of transactions contemplated by the Grupo Mexico Merger Agreement; and

     - there having occurred after December 18, 1999, a material disruption of or material adverse change in U.S. or developed country financial, banking or capital market conditions that is reasonably likely to materially impair the syndication of the credit facilities with which Grupo Mexico intends to utilize to finance the Grupo Mexico $29.75 Per Share Offer and the Grupo Mexico Merger;


 .    the Grupo Mexico Merger Agreement shall not have been terminated in accordance with its terms prior to the expiration date of the Grupo Mexico $29.75 Per Share Offer;

 .    ASARCO shall not have entered into a definitive agreement with another party in respect of an alterative transaction; and

 .    ASARCO shall not have withdrawn or amended, modified or changed in any manner adverse to Grupo Mexico, its recommendation of the Grupo Mexico $29.75 Per Share Offer, or the Grupo Mexico Merger, or resolved to do any of the foregoing.

     Grupo Mexico expressly reserves the right to waive any condition, in whole or in part at any time and from time to time in the sole discretion of Grupo Mexico.

FORM OF GRUPO MEXICO MERGER

     If all of the conditions to the Grupo Mexico Merger are satisfied or waived in accordance with the Grupo Mexico Merger Agreement, ASARCO and ASMEX shall consummate the Grupo Mexico Merger pursuant to which (a) ASMEX shall be merged with an into ASARCO and the separate corporate existence of ASMEX shall there upon cease, (b) ASARCO shall be the Surviving Corporation and shall continue to be governed by the laws of the State of New Jersey and (c) the separate corporate existence of ASARCO with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Grupo Mexico Merger. The Grupo Mexico Merger will become effective when the applicable certificates of merger are filed with the Secretaries of State of the States of Delaware and New Jersey. It is currently anticipated that the Grupo Mexico Merger will become effective as soon as practicable following the approval of the Grupo Mexico Merger by ASARCO stockholders.

CONSIDERATION TO BE RECEIVED IN THE GRUPO MEXICO MERGER; CONVERSION OF ASARCO COMMON STOCK

     Each share of ASARCO Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of ASARCO Common Stock to be canceled pursuant to the Grupo Mexico Merger Agreement) shall be converted into the right to receive the Merger Consideration, upon surrender of the certificate formerly representing such share of ASARCO Common Stock in the manner provided in the Grupo Mexico Merger Agreement. At the Effective Time, each share of ASARCO Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such share (other than shares to be canceled pursuant to the Grupo Mexico Merger Agreement) shall thereafter represent only the right to receive, upon the surrender of such certificate in accordance with the provisions in the Grupo Mexico Merger Agreement, an amount in cash per share equal to the Merger Consideration. The holders of such certificates previously evidencing such shares of ASARCO Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of ASARCO Common Stock except the right to receive the Merger Consideration in the manner provided in the Grupo Mexico Merger Agreement.

EXCHANGE AGENT; PROCEDURES FOR EXCHANGE OF CERTIFICATES

     Exchange Agent. Prior to the Effective Time, Grupo Mexico shall have entered into an agreement with Citibank N.A. (the "Exchange Agent"), authorizing such Exchange Agent to act as Exchange Agent in connection with the Grupo Mexico Merger. Immediately prior to the Effective Time, Grupo Mexico shall deposit or shall cause to be deposited with or for the account of the Exchange Agent, for the benefit of the holders of shares of ASARCO Common Stock (other than shares to be canceled pursuant to the Grupo Mexico Merger Agreement), an amount in cash equal to the Merger Consideration payable pursuant to the Grupo Mexico Merger Agreement (such cash funds are hereafter referred to as the "Exchange Fund"). As soon as reasonably practicable after the Effective Time, Grupo Mexico will send a letter to each person who was an ASARCO stockholder at the Effective Time. The letter will contain instructions on how to surrender ASARCO stock certificates to the Exchange Agent and receive the Merger Consideration.

SURVIVING CORPORATION FOLLOWING THE GRUPO MEXICO MERGER

     Charter Documents. The certificate of incorporation of ASARCO immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the "Surviving Certificate") and the name of the Surviving Corporation shall continue to be ASARCO Incorporated until thereafter amended in accordance with the NJBCA. The bylaws of ASMEX immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the certificate of incorporation of the Surviving Corporation and the NJBCA.

     Directors and Officers. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of ASMEX at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of ASARCO at the Effective Time shall be the officers of the Surviving Corporation.

REPRESENTATIONS AND WARRANTIES IN THE GRUPO MEXICO MERGER AGREEMENT

     In the Grupo Mexico Merger Agreement ASARCO makes representations and warranties to Grupo Mexico with respect to, among other things:

 .    organization, existence, good standing, corporate power, subsidiaries and similar corporate matters;

 .    capitalization;

 .    authorization, execution, delivery and performance and the enforceability of the Grupo Mexico Merger Agreement and related matters;

 .    the absence of conflicts, defaults or violations under their certificates of incorporation and bylaws, certain other agreements and laws as a result of the contemplated transactions, and related matters;

 .    filings with the SEC and the accuracy and completeness of the information contained in such filings;

 .    environmental matters;

 .    employee benefit matters;

 .    the Schedule 14D-9, Proxy Statement, Schedule 14D-1 and other SEC filings and the accuracy of the information contained therein;

 .    the inapplicability of the ASARCO stockholder rights plan to the Grupo
     Mexico $29.75 Per Share Offer and the Grupo Mexico Merger;

 .    tax matters;

 .    required stockholder approval from the ASARCO stockholders with respect to the contemplated transactions;

 .    the receipt of fairness opinion by the ASARCO Board of Directors;

 .    the absence of certain material changes in the parties' businesses since December 31, 1998;

 .    the absence of undisclosed material liabilities; and

 .    labor relations.

     In the Grupo Mexico Merger Agreement Grupo Mexico and ASMEX make representations and warranties to ASARCO with respect to, among other things:

 .    organization, existence, good standing, corporate power, and similar corporate matters;

 .    authorization, execution, delivery and performance and the enforceability of the Grupo Mexico Merger Agreement and related matters;

 .    the absence of conflicts, defaults or violations under their certificates of incorporation and bylaws, certain other agreements and laws as a result of the contemplated transactions, and related matters;

 .    financial capability to consummate the transactions contemplated by the Grupo Mexico Merger Agreement;

 .    capitalization of and absence of any prior activities by ASMEX; and

 .    the Schedule 14D-9, Proxy Statement and Schedule 14D-1 and the
     accuracy of the information contained therein.

     All representations and warranties of Grupo Mexico and ASARCO expire at the Effective Time.

CONDUCT OF THE BUSINESS PENDING THE EFFECTIVE TIME

     The Grupo Mexico Merger Agreement provides that, until the Grupo Mexico Merger has been completed, ASARCO will conduct its business in the ordinary course and will not take certain actions without the consent of the other party or as otherwise permitted by the Grupo Mexico Merger Agreement. More specifically, ASARCO has agreed to the following with respect to itself and, where applicable, its subsidiaries, except as otherwise permitted by the Grupo Mexico Merger Agreement:

 .    Conduct of Operations. ASARCO will conduct its business operations according to its ordinary and usual course of business in substantially the same manner as conducted prior to the Grupo Mexico Merger Agreement.

 .    Preserve Organizations. ASARCO will use its reasonable best efforts to preserve intact its business organizations and goodwill, keep available the services of its current officers and other key employees, and preserve our business relationships.

 .    Parties to Confer. ASARCO will confer at such times as Grupo Mexico may reasonably request with one or more representatives of such requesting party to report on material operational matters and the general status of ongoing operations.

 .    Notice of Certain Events. ASARCO will notify Grupo Mexico of certain changes or events which would have a material adverse effect on ASARCO.

 .    Dividends and Reclassifications. ASARCO will not, and will not permit any of its subsidiaries to, (i) declare or pay any dividends on or make any distribution with respect to its outstanding shares of stock, except in the case of ASARCO and its majority owned subsidiary Southern Peru Copper Corporation for regular quarterly cash dividends on the outstanding shares of their common stock and except for cash dividend by a wholly owned subsidiary to a parent or (ii) split, combine or reclassify any shares of its capital stock.

 .    Amendments to Plans. ASARCO will not, and will not permit any of its subsidiaries to, enter into or amend its employee benefit plans or employment agreements, except in the ordinary course of business consistent with past practice, as otherwise provided in the Grupo Mexico Merger Agreement or as required by law.

 .    Business Combinations; Assets. ASARCO will not, and will not permit any of its subsidiaries to, enter into any business combination, acquisition or disposition of material amounts of assets or securities, or release any material contract rights, in each case not in the ordinary course of business.

 .    Governing Documents. ASARCO will not propose or adopt any amendments to its corporate charters or by- laws.

 .    Issuance of Capital Stock. ASARCO will not, and will not permit any of its subsidiaries to, issue or authorize the issuance of any shares of its capital stock of any class, except for the issuance of ASARCO Common Stock upon the exercise of stock options or other rights outstanding on the date of the Grupo Mexico Merger Agreement and in accordance with the terms of such options or other rights in effect on the date of the Grupo Mexico Merger Agreement; provided that ASARCO shall not issue any shares of ASARCO Common Stock or any other shares of capital stock or other securities convertible into shares of ASARCO Common Stock after consummation of the Grupo Mexico $29.75 Per Share Offer.

 .    Repurchase of Stock. ASARCO will not, and will not permit any of its subsidiaries to, purchase or redeem any shares of its stock or any rights, warrants or options to acquire any such shares, except in the ordinary course of business in connection with employee incentive and benefit plans or arrangements in existence on the date of the Grupo Mexico Merger Agreement.

 .    Indebtedness. ASARCO will not, and will not permit any of its subsidiaries to, incur, assume or prepay any indebtedness or other material liabilities, other than indebtedness with a wholly owned subsidiary or between wholly owned subsidiaries.

 .    Properties and Assets. ASARCO will not, and will not permit any of its subsidiaries to, sell, lease, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets (including securitizations), other than in the ordinary course of business consistent with past practice.

 .    Tax Election. ASARCO will not, and will not permit any of its subsidiaries to, make any material tax election or settle or compromise any material tax liability, other than in the ordinary course of business consistent with past practice.

 .    Agree to Take Actions. ASARCO agrees not to take any of the foregoing actions or take any action which would:

 .    make any of its representations or warranties contained in the Grupo
     Mexico Merger Agreement untrue or incorrect, or

 .    result in any of the conditions to the Grupo Mexico $29.75 Per Share
     Offer or the Grupo Mexico Merger set forth in the Grupo Mexico Merger Agreement not being satisfied.

INVESTIGATION

     ASARCO has agreed that prior to the Effective Time it will afford to Grupo Mexico and to Grupo Mexico's authorized representatives (which shall include the financing sources referred to in the Grupo Mexico Merger Agreement) full and complete access to its properties, books, contracts, commitments and records and any document filed or received by ASARCO pursuant to applicable securities laws. ASARCO will use its reasonable best efforts to cause its representatives to furnish promptly to Grupo Mexico any additional information about its businesses and properties as Grupo Mexico or its duly authorized representatives may reasonably request. ASARCO has also agreed to instruct its authorized representatives to cooperate with Grupo Mexico and ASMEX in their preparation of any syndication book or similar marketing materials in connection with documenting the credit facilities referred to in the Grupo Mexico Merger Agreement (the "Credit Facilities"); provided that all such requests for information will be directed to and coordinated with the chief financial officer of ASARCO or such other person as shall be designated by ASARCO; and provided further that ASARCO's obligation to provide reasonable access shall be owed exclusively to Grupo Mexico and ASMEX and will in no way affect the commitment to provide the Credit Facilities. All confidential information obtained by ASMEX, Grupo Mexico or ASARCO will be kept confidential. Confidential information will be used only in connection with consummating the transactions contemplated by the Grupo Mexico Merger Agreement. Notwithstanding the foregoing, no party shall be obligated to make any disclosure in violation of applicable laws or which would waive any legal privilege.

STOCK OPTIONS AND EMPLOYEE BENEFITS

     Each outstanding stock option and stock appreciation right to acquire a share of ASARCO Common Stock under employee incentive or benefit plans, programs or arrangements and non-employee director plans maintained by ASARCO at the time the Grupo Mexico Merger Agreement was executed ("ASARCO Option Plans") and each other award under the ASARCO Option Plans denominated in or the value of which is determined by reference to the ASARCO Common Stock which are outstanding immediately prior to the Effective Time (together, the "ASARCO Equity Awards") will, in accordance with their terms, become immediately exercisable, and each holder thereof will be paid by the Surviving Corporation as soon as practicable after the exercise thereof (provided that such exercise occurs within the period beginning September 27, 1999 and ending 30 days after the earlier of the Expiration Date or the Effective Time (the "Exercise Period")), an amount in cash determined by (A) subtracting the applicable exercise price per share of such award from the greater of (i) the amount of the Merger Consideration and (ii) the highest sales price per share of the ASARCO Common Stock during the 60-day period preceding the earlier of the Expiration Date or the Effective Time, and (B) multiplying the difference by the number of shares of ASARCO Common Stock that would have been issuable upon the exercise of such award or, if the ASARCO Equity Award does not have an exercise price, an amount in cash determined by multiplying (x) the greater of (iii) the amount of the Merger Consideration and (iv) the highest sales price per share of the ASARCO Common Stock during the 60-day period preceding the earlier of the Expiration Date or the Effective Time by (y) the number of shares of ASARCO Common Stock that would have been issuable upon the exercise of such award. Any ASARCO Equity Award that is not exercised during the Exercise Period will remain outstanding and will be treated in accordance with the provisions contained in the following paragraph.

     Grupo Mexico and its subsidiaries and affiliates agree to honor in accordance with their terms the employee benefit plans of ASARCO, including, without limitation, all rights or benefits arising thereunder as a result of the transactions contemplated by the Grupo Mexico Merger Agreement (either alone or in combination with any other event). For a period of six months from the Effective Time, Grupo Mexico and its subsidiaries will continue to maintain ASARCO's employee benefit plans in accordance with their terms as in effect at the Effective Time, with only such amendments as are required by applicable law or permitted by the terms thereof as in effect at the Effective Time, and which do not adversely affect the rights of participants (or their beneficiaries) thereunder. Notwithstanding any provision of the Grupo Mexico Merger Agreement to the contrary, effective as of the Effective Time, ASARCO will terminate any of its employee benefit plans (or applicable portions of any other plans), other than ASARCO's Savings Plan, that provide for benefits or awards that are denominated in or the value of which is determined by reference to ASARCO Common Stock, and neither ASARCO nor Grupo Mexico nor any of their respective subsidiaries will have any obligation to provide any benefits or issue any securities that modify, replace, supplement or are in substitution of the benefits provided under such terminated plans; provided, however, that Grupo Mexico will and will cause its subsidiaries to provide benefits during such period that are, in the aggregate, no less favorable than the benefits provided, in the aggregate, under the ASARCO employee benefit plans immediately prior to the Effective Time; provided, further, that the ASARCO 1996 Stock Incentive Plan and the ASARCO Stock Incentive Plan will continue in full force and effect following the Effective Time with respect to ASARCO Equity Awards issued thereunder and outstanding at the Effective Time (except that (i) such ASARCO Equity Awards which are not exercised during the Exercise Period will operate solely as stock appreciation rights with reference to Grupo Mexico Common Stock and (ii) for purposes of determining any payments with respect thereto, the value of the Grupo Mexico Common Stock will be the closing price thereof on the date of exercise converted into U.S. dollars at the Noon Buying Rate in New York City for Mexican Pesos on such date). For purposes of the preceding sentence (1) each ASARCO Equity Award will be deemed to operate as a number of stock appreciation rights equal to the number of shares of ASARCO Common Stock subject to such ASARCO Equity Award multiplied by a fraction (the "Option Exchange Ratio"), the numerator of which is the Merger Consideration and the denominator of which is the closing price (converted into U.S. dollars at the Noon Buying Rate in New York City for Mexican Pesos on the Closing Date) of the Grupo Mexico Common Stock on the Mexican Bolsa on the Closing Date and (2) the exercise price of each such stock appreciation right will be equal to the exercise price of the ASARCO Equity Award divided by the Option Exchange Ratio. Notwithstanding the foregoing, if Grupo Mexico Common Stock (or any class of American Depository Shares corresponding to Grupo Mexico Common Stock) becomes registered under any applicable provision of U.S. securities law ("Grupo Mexico U.S. Securities"), Grupo Mexico in its sole discretion, may convert or cause the conversion of such stock appreciation rights into options to acquire such Grupo Mexico U.S. Securities on equivalent economic terms.

     Grupo Mexico will, and will cause the Surviving Corporation and its subsidiaries and all other affiliates of Grupo Mexico to: (i) waive any limitations regarding pre-existing conditions and eligibility waiting periods under any welfare or other employee benefit plan maintained by any of them for the benefit of employees of ASARCO or any of its subsidiaries immediately prior to the Effective Time (the "ASARCO Employees") or in which ASARCO Employees participate after the Effective Time, (ii) provide each ASARCO Employee with credit for any co-payments and deductibles paid prior to the Effective Time for the calendar year in which the Effective Time occurs, in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time, and (iii) for all purposes under all compensation and benefit plans and policies applicable to ASARCO Employees, treat all service by ASARCO Employees with ASARCO or any of its subsidiaries or affiliates before the Effective Time as service with Grupo Mexico and its subsidiaries and affiliates.

     As of the Effective Time, Grupo Mexico will guarantee the performance of the employment contracts and ASARCO employee benefit plans in accordance with their respective terms and the terms of the Grupo Mexico Merger Agreement. The parties agree that the transactions contemplated by the Grupo Mexico Merger Agreement will constitute a "change of control" for purposes of the ASARCO employee benefit plans.

NO SOLICITATION OF ALTERNATIVE TAKEOVER PROPOSALS

     ASARCO agreed that it will not, nor will it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers, employees or any representative retained by ASARCO or any of its subsidiaries to, directly or indirectly through another person:

 .    solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any Takeover Proposal (as defined below), or

 .    participate in any discussions or negotiations regarding any Takeover
     Proposal.

     However, the Grupo Mexico Merger Agreement permits ASARCO, (i) to furnish information with respect to ASARCO and its subsidiaries to any person making a Takeover Proposal pursuant to a customary confidentiality agreement and (ii) to participate in discussions or negotiations regarding such Takeover Proposal, in response to a Takeover Proposal which was not solicited by ASARCO or which did not otherwise result from a breach of the Grupo Mexico Merger Agreement and subject to providing notice to Grupo Mexico, provided that the Board of Directors of ASARCO determines in good faith:

 .    after consultation with and based upon the advice of a nationally recognized investment banking firm, that such Takeover Proposal represents a financially superior transaction for the stockholders of ASARCO when compared to the Grupo Mexico Merger;

 .    that such Takeover Proposal can be consummated in a reasonably timely manner and that financing is committed or is reasonably likely to be obtained;

 .    that the approval and adoption of the Grupo Mexico Merger Agreement by holders of ASARCO Common Stock may not be obtained due to such pending Takeover Proposal; and

 .    after consultation with its outside counsel, that failure to do so would be inconsistent with its fiduciary duties to ASARCO stockholders under applicable law.

     A "Takeover Proposal" means, other than the transactions contemplated by the Grupo Mexico Merger Agreement,

 .    any inquiry, proposal or offer, or any improvement, restatement, amendment, renewal or reiteration of any such inquiry, proposal or offer from any person relating to any direct or indirect acquisition of a business or equity securities of a ASARCO or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning any class of equity securities of ASARCO or any of its subsidiaries, or

 .    any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving ASARCO or any of its subsidiaries.

     Except as provided in the next two paragraphs, neither the board of directors of ASARCO nor any committee of such board will do any of the following:

 .    withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse Grupo Mexico or ASMEX, the recommendation by the board of directors or any committee of the Grupo Mexico $29.75 Per Share Offer, the Grupo Mexico Merger or the Grupo Mexico Merger Agreement,

 .    approve or recommend, or propose publicly to approve or recommend, any
     Takeover Proposal, or

 .    cause ASARCO to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Takeover Proposal.

     However, if the board of directors of ASARCO receives a Takeover Proposal and determines in good faith, after consultation with its outside counsel, that failure to do so would be inconsistent with its fiduciary duties to ASARCO stockholders under applicable law, the board of directors of ASARCO may (x) take any of the actions described above or (y) terminate the Grupo Mexico Merger Agreement (and concurrently with or after such termination, if it so chooses, cause ASARCO to enter into any acquisition agreement with respect to any Takeover Proposal) but only after the fifth business day following Grupo Mexico's receipt of written notice advising Grupo Mexico that the board of directors of ASARCO is prepared to accept a Takeover Proposal and attaching the most current version of any such Takeover Proposal or any draft of an acquisition agreement.

     The Grupo Mexico Merger Agreement does not prohibit ASARCO

 .    from taking and disclosing to its stockholders a position with respect to a tender offer required by law, or

 .    from making any disclosure to its stockholders if, in the good faith judgment of the board of directors, after consultation with outside counsel, failure to disclose would be inconsistent with its obligations under applicable law.

     ASARCO has agreed to immediately notify Grupo Mexico orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or proposal and the identity of the person making such request or proposal, and will keep Grupo Mexico reasonably informed of the status and details of any such request or proposal.

INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE; RELEASE FOR CLAIMS

     Grupo Mexico has agreed that all exculpation and indemnification provisions now existing in favor of the current or former directors or officers of ASARCO as provided in its charter or bylaws or in any agreement will survive the Grupo Mexico $29.75 Per Share Offer and the Grupo Mexico Merger. Grupo Mexico has agreed that, for six years from the Effective Time, it will indemnify such indemnified parties to the same extent as they were entitled while working on behalf of ASARCO.

     Grupo Mexico has also agreed that, for three years from the Effective Time, it will maintain in effect ASARCO's current directors' and officers' liability insurance policies for those persons who are currently covered by the policies. However, Grupo Mexico will not be required to expend in any one year more than 150% of the annual premiums currently paid by ASARCO. If the annual premiums of such insurance coverage exceed the 150% limit, Grupo Mexico only will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the limit. Grupo Mexico is entitled to meet its obligations under this paragraph by covering the relevant persons under its own insurance policies.

     Grupo Mexico and ASMEX have fully and unconditionally released each member of the Board of Directors of ASARCO and each officer and employee of ASARCO from any and all claims, actions, causes of action, lawsuits, damages, liabilities, costs, losses, expenses, assessments, sums of money, promises and demands of any nature whatsoever that they may have against such officer, director or employee of ASARCO (i) which are related to or arise out of (A) action taken or omitted to be taken (including any untrue statements made or any statements omitted to be made) in connection with or in anticipation of the Transactions (as defined below) or (B) actions taken or omitted to be taken by Grupo Mexico, ASMEX or any of their affiliates in connection with the Transactions, (ii) which are otherwise related to or arise out of the Transactions or (iii) by reason of the fact that such person is or was a member of the Board of Directors of ASARCO or an officer or employee of ASARCO, as the case may be. For purposes of the Grupo Mexico Merger Agreement the "Transactions" means the transactions contemplated by the Cyprus Amax Merger Agreement, the transactions contemplated by the Phelps Dodge Merger Agreement and the transactions contemplated by the Grupo Mexico Merger Agreement, or any of them.

CONDITIONS PRECEDENT TO THE GRUPO MEXICO MERGER

     The respective obligations of each party to effect the Grupo Mexico Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

 .    Stockholder Approval. If required by law, the approval of the stockholders of ASARCO shall have been obtained in accordance with applicable law.

 .    Legality. No statute, rule, regulation, executive order, decree, ruling or injunction by any tribunal or governmental authority prohibits or makes illegal the consummation of the Grupo Mexico Merger substantially on the terms contemplated by the Grupo Mexico Merger Agreement.

 .    Purchase of Share in the Grupo Mexico $29.75 Per Share Offer. Unless
     the consummation of the Grupo Mexico $29.75 Per Share Offer shall not have occurred prior to the date of the ASARCO stockholder meeting, ASMEX shall have accepted for purchase all shares of ASARCO Common Stock validly tendered and not withdrawn pursuant to the Grupo Mexico $29.75 Per Share Offer. However, this condition shall not be applicable to the obligations of ASMEX if, in breach of the Grupo Mexico Merger Agreement, ASMEX fails to accept for purchase any such shares validly tendered and not withdrawn pursuant to the Grupo Mexico $29.75 Per Share Offer.

 .    In the event the consummation of the Grupo Mexico $29.75 Per Share
     Offer shall not have occurred prior to the ASARCO stockholder meeting, the obligation to effect the Grupo Mexico Merger is further subject to the condition the representations and warranties of ASARCO set forth in the Agreement shall be true and correct as of the date of consummation of the Grupo Mexico Merger as though made on or as of such date except, in each case, (i) for changes specifically permitted by the Agreement and (ii) (A) those representations and warranties that address matters only as of a particular date which are true and correct as of such date or (B) where the failure of such representations and warranties to be true and correct (without giving effect to any qualifications as to "materiality" or "Material Adverse Effect" set forth therein) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on ASARCO, and ASARCO shall not have materially breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Agreement to be performed or complied with by it, and ASARCO shall have delivered to Grupo Mexico a certificate, dated as of the Effective Time and signed by its Chief Executive Officer and its President, to the effect that such conditions have been satisfied.

 .    In the event the consummation of the Grupo Mexico $29.75 Per Share
     Offer shall not have occurred prior to the ASARCO stockholders meeting, (i) The Chase Manhattan Bank and Chase Securities Inc. shall not have terminated its financing commitment as a result of there having occurred after the date hereof to December 18, 1999, a general banking moratorium established by Federal or state authorities, a generally recognized capital markets crisis, as evidenced by a cumulative 20% decline in the Dow Jones Industrial Average over a period of five (5) consecutive trading days, or a virtual cessation in bank and other private debt financings or the introduction of additional material government restrictions imposed upon lending institutions which materially affect the type of transactions contemplated by the Grupo Mexico Merger Agreement, and (ii) The Chase Manhattan Bank and Chase Securities Inc. shall not have terminated its financing commitment as a result of there having occurred after December 18, 1999, a material disruption of or material adverse change in U.S. or developed country financial, banking or capital market conditions that is reasonably likely to materially impair the syndication of the Credit Facilities.

TERMINATION

     The Grupo Mexico Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Grupo Mexico Merger by the stockholders of
ASARCO:

 .    by the mutual written consent of ASARCO and Grupo Mexico;

 .    by either ASARCO or Grupo Mexico, if (i) the Grupo Mexico $29.75 Per
     Share Offer shall have expired without any shares of ASARCO Common Stock being purchased pursuant thereto or (ii) the Grupo Mexico Merger (in the event the ASARCO stockholders meeting occurs prior to the expiration or termination of the Grupo Mexico $29.75 Per Share Offer) or the Grupo Mexico $29.75 Per Share Offer has not been consummated on or before February 29, 2000; provided, that the party seeking to terminate the Grupo Mexico Merger Agreement shall not have breached in any material respect its obligations under the Grupo Mexico Merger Agreement in any manner that shall have proximately contributed to the failure of shares of ASARCO Common Stock to have been purchased on or before such date;

 .    by Grupo Mexico, if, prior to the Grupo Mexico Merger (in the event the ASARCO stockholders meeting occurs prior to the expiration or termination of the Grupo Mexico $29.75 Per Share Offer) or the purchase of any shares of ASARCO Common Stock pursuant to the Grupo Mexico $29.75 Per Share Offer, ASARCO shall have breached the covenants referred to under "--No Solicitation of Alternative Takeover Proposals" above;

 .    by ASARCO, as described under "--No Solicitation of Alternative
     Takeover Proposals" above, prior to the Grupo Mexico Merger (in the event the ASARCO stockholders meeting occurs prior to the expiration or termination of the Grupo Mexico $29.75 Per Share Offer) or the acceptance for purchase of any shares of ASARCO Common Stock pursuant to the Grupo Mexico $29.75 Per Share Offer, provided that ASARCO shall have complied with all relevant provisions of the Grupo Mexico Merger Agreement; and provided further that any such termination will not be effective unless the Termination Fee (defined below) shall have been paid contemporaneously with such termination.

 .    by Grupo Mexico, if (i) prior to the Grupo Mexico Merger (in the event the ASARCO stockholders meeting occurs prior to the expiration or termination of the Grupo Mexico $29.75 Per Share Offer) or the purchase of any shares of ASARCO Common Stock pursuant to the Grupo Mexico $29.75 Per Share Offer, the ASARCO Board of Directors or any committee thereof shall have amended, withdrawn or modified (or publicly disclosed its intention to do so) in a manner adverse to Grupo Mexico its approval or recommendation of the Grupo Mexico $29.75 Per Share Offer or the Grupo Mexico Merger Agreement or (ii) any condition to the Grupo Mexico $29.75 Per Share Offer shall not have been satisfied on or prior to the earlier of 30 days of notice that such condition has not been satisfied and February 29, 2000;

 .    by ASARCO, if all of the conditions to the Grupo Mexico $29.75 Per
     Share Offer have been satisfied and Grupo Mexico or ASMEX shall have terminated the Grupo Mexico $29.75 Per Share Offer without purchasing any shares thereunder; provided, that ASARCO shall not have breached in any material respect its obligations under the Grupo Mexico Merger Agreement in any manner that shall have proximately contributed to the failure of shares of ASARCO Common Stock to have been purchased in the Grupo Mexico $29.75 Per Share Offer;

 .    by either Grupo Mexico or ASARCO, if any court of competent jurisdiction or other governmental body shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the purchase of ASARCO Common Stock pursuant to the Grupo Mexico Merger, and such order, decree, ruling or other action shall have become final and nonappealable; provided that the party seeking to terminate the Grupo Mexico Merger Agreement shall have used its reasonable best efforts to remove or lift such order, decree or ruling; or any statute, rule regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which prohibits or makes illegal the consummation of the Grupo Mexico Merger and which, in the case of any such order, injunction or decree, shall have become final and nonappealable; or

 .    by Grupo Mexico or ASARCO, if the stockholders of ASARCO fail to approve and adopt the Grupo Mexico Merger Agreement and approve the Grupo Mexico Merger at the ASARCO stockholders meeting or any adjournment thereof.

CLOSING

     The closing of the Grupo Mexico Merger will take place at such time as the certificates of merger are duly filed with the Secretary of State of New Jersey and the Secretary of State of Delaware or at such later time as is agreed to by the parties and as is specified in the certificates of merger.

TERMINATION FEES

     The Grupo Mexico Merger Agreement provides for payment of a $40 million termination fee (the "Termination Fee") if the Grupo Mexico Merger Agreement is terminated under certain circumstances.

     In general, the Termination Fee is payable if the Grupo Mexico Merger Agreement is terminated:

 .    by either ASARCO or Grupo Mexico, if (i) the Grupo Mexico $29.75 Per
     Share Offer shall have expired without any shares of ASARCO Common Stock being purchased pursuant thereto or (ii) the Grupo Mexico Merger (in the event the ASARCO stockholders meeting occurs prior to the expiration or termination of the Grupo Mexico $29.75 Per Share Offer) or the Grupo Mexico $29.75 Per Share Offer has not been consummated on or before February 29, 2000; provided that certain conditions to the Grupo Mexico $29.75 Per Share Offer shall be satisfied and the Minimum Condition shall be unsatisfied and at the time of such termination there shall have been publicly disclosed and not withdrawn or terminated a Takeover Proposal;

 .    by Grupo Mexico, if, prior to the Grupo Mexico Merger (in the event the ASARCO stockholders meeting occurs prior to the expiration or termination of the Grupo Mexico $29.75 Per Share Offer) or the purchase of any shares of ASARCO Common Stock pursuant to the Grupo Mexico $29.75 Per Share Offer, ASARCO shall have breached its covenants described under "--No Solicitation" above;

 .    by ASARCO, as described under "--No Solicitation" above, prior to the
     Grupo Mexico Merger (in the event the ASARCO stockholders meeting occurs prior to the expiration or termination of the Grupo Mexico $29.75 Per Share Offer) or the acceptance for purchase of any shares of ASARCO Common Stock pursuant to the Grupo Mexico $29.75 Per Share Offer;

 .    by Grupo Mexico, if (i) prior to the Grupo Mexico Merger (in the event the ASARCO stockholders meeting occurs prior to the expiration or termination of the Grupo Mexico $29.75 Per Share Offer) or the purchase of any shares of ASARCO Common Stock pursuant to the Grupo Mexico $29.75 Per Share Offer, the ASARCO Board of Directors or any committee thereof shall have amended, withdrawn or modified (or publicly disclosed its intention to do so) in a manner adverse to Grupo Mexico its approval or recommendation of the Grupo Mexico $29.75 Per Share Offer or this Agreement; or

 .    by Grupo Mexico or ASARCO, if the stockholders of ASARCO fail to approve and adopt the Grupo Mexico Merger Agreement and approve the Grupo Mexico Merger at the stockholders meeting or any adjournment thereof; provided, that at the time of the stockholders meeting a Takeover Proposal shall have been publicly disclosed and not withdrawn or terminated.

     Except as described in the following sentence no Termination Fee shall be payable to Grupo Mexico unless and until within 18 months of such termination ASARCO or any of its subsidiaries enters into any ASARCO acquisition agreement or consummates any Takeover Proposal. ASARCO is required to pay the Termination Fee upon termination in the event it terminates the Grupo Mexico Merger Agreement under the circumstance described in the third bullet in the immediately preceding paragraph.

     If ASARCO fails promptly to pay the Termination Fee, and, in order to obtain such payment, Grupo Mexico commences a suit which results in a judgment against ASARCO for the Termination Fee, ASARCO shall pay to Grupo Mexico its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the ASARCO Termination Fee and the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

COSTS AND EXPENSES

     Except to the extent that a termination fee is payable, each party will pay its own costs and expenses in connection with the Grupo Mexico $29.75 Per Share Offer, the Grupo Mexico Merger, the Grupo Mexico Merger Agreement and the contemplated transactions whether or not the Grupo Mexico Merger is completed, except that the parties will equally share

 .    the filing fee in connection with any HSR Act filing or any other required statutory approval; and

 .    the expenses incurred in connection with the printing and mailing of the proxy statement (including SEC filing fees);

WAIVER

     At any time prior to the Effective Time, the Grupo Mexico Merger Agreement permits either party in writing to:

 .    extend the time for the performance of any of the obligations or other acts of the other party;

 .    waive any inaccuracies in the representations and warranties of the other party; and

 .    waive compliance with any of the agreements or conditions of the other party contained in the Grupo Mexico Merger Agreement.

AMENDMENT

     At any time before or after adoption of the Grupo Mexico Merger Agreement by the stockholders of ASARCO and prior to the Effective Time, the Grupo Mexico Merger Agreement may be amended or supplemented in writing by ASARCO and Grupo Mexico with respect to any terms; provided, however, that following approval by ASARCO stockholders there shall be no amendment or change to the provisions relating to the Merger Consideration or any other change not permitted under applicable law without further approval by the ASARCO stockholders.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      Subsection (a) of Item 4 is hereby amended by adding the following:

      AS MORE FULLY DESCRIBED BELOW, THE ASARCO BOARD OF DIRECTORS UNANIMOUSLY (1) DETERMINED THAT THE GRUPO MEXICO MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE GRUPO MEXICO $29.75 PER SHARE OFFER AND THE GRUPO MEXICO MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF ASARCO COMMON STOCK, (2) APPROVED AND ADOPTED THE GRUPO MEXICO MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND (3) RECOMMENDS THAT THE SHAREHOLDERS OF ASARCO ACCEPT THE GRUPO MEXICO $29.75 PER SHARE OFFER AND TENDER THEIR SHARES IN THAT OFFER.

      Subsection (b) of Item 4 is hereby amended by adding the following:

     Late in the afternoon on Friday, October 22, 1999, Mr. Douglas C. Yearley, Chairman of the Board and Chief Executive Officer of Phelps Dodge, telephoned Mr. Francis R. McAllister, Chairman of the Board and Chief Executive Officer of ASARCO, to notify him that Phelps Dodge would not be increasing the price terms set forth in the Phelps Dodge Merger Agreement. Mr. Yearley and Mr. McAllister agreed that ASARCO would wire transfer the $30 million termination fee required to be paid under the Phelps Dodge Merger Agreement early Monday morning, October 25, 1999, at which time the Phelps Dodge Merger Agreement would be terminated in accordance with its terms.

     In the morning on Saturday, October 23, 1999, the ASARCO Board of Directors met to consider the terms and conditions of the proposed transaction between ASARCO and Grupo Mexico set forth in the form of Grupo Mexico Merger Agreement presented to the Board. Following discussion with the ASARCO management and its financial and legal advisors, the Board of Directors (i) determined that the Grupo Mexico Merger Agreement and the transactions contemplated thereby, including the Grupo Mexico $29.75 Per Share Offer and the Grupo Mexico Merger, are fair to and in the best interests of the holders of ASARCO Common Stock, (ii) approved and adopted the Grupo Mexico Merger Agreement and the transactions contemplated thereby, including for purposes of Article 10 of ASARCO's Restated Certificate of Incorporation and the New Jersey Business Corporation Act, and (iii) recommends that the shareholders of ASARCO accept the Grupo Mexico $29.75 Per Share Offer and tender their shares in that offer, subject in each case to the termination of the Phelps Dodge Merger Agreement in accordance with its terms. As a result of these determinations, the ASARCO Board authorized management to pay Phelps Dodge on Monday morning, October 25, 1999 the $30 million termination fee required pursuant to the Phelps Dodge Merger Agreement and to terminate the Phelps Dodge Merger Agreement. Simultaneously with such termination, the Board authorized ASARCO to execute and deliver the Grupo Mexico Merger Agreement.

     On Monday morning, October 25, 1999, ASARCO and Grupo Mexico signed the Grupo Mexico Merger Agreement and ASARCO issued a press release announcing their transaction, a copy of which is attached hereto as Exhibit 8 and incorporated herein by reference.

      REASONS FOR THE RECOMMENDATION

     In reaching its conclusions and recommendations on October 23, 1999, with respect to the Grupo Mexico Merger Agreement and the Grupo Mexico $29.75 Per Share Offer described above, the ASARCO Board of Directors considered a number of factors, including the following:

     1. On October 22, 1999, Mr. Yearley telephoned Mr. McAllister to inform him that Phelps Dodge would not increase the price terms of its offer contained in the Phelps Dodge Merger Agreement.

     2. The per share value of the Phelps Dodge offer based on the closing sales price of the Phelps Dodge Common Stock on Friday, October 22, 1999, was $29.34 per share of ASARCO Common Stock on fully pro rated basis. Although the Board recognized that substantial improvement in the market price of the Phelps Dodge shares would increase this value (each dollar of improvement yielding approximately $0.25 of price improvement in the Phelps Dodge Offer), it also recognized that the price terms of the Phelps Dodge transaction based on Phelps Dodge's trading price over the past few weeks was consistently below $29.75. It also recognized that technical factors had put substantial pressure on the market price of the shares of Phelps Dodge common stock in periods when the market had anticipated that Phelps Dodge would acquire ASARCO.

     3. The written opinion of Credit Suisse First Boston Corporation ("Credit Suisse First Boston") to the effect that as of the date of such opinion and based upon and subject to the matters set forth therein, the $29.75 per share cash consideration to be received by the holders of ASARCO Common Stock (other than Grupo Mexico and its affiliates) in the Grupo Mexico $29.75 Per Share Offer and the Grupo Mexico Merger, taken together, was fair from a financial point of view to such holders. A copy of Credit Suisse First Boston's written opinion which sets forth the matters considered, assumptions made and limitations on the review undertaken by Credit Suisse First Boston is attached hereto and filed as Exhibit 9 and is incorporated herein by reference. Credit Suisse First Boston's opinion is addressed to the ASARCO Board of Directors, addresses only the fairness from a financial point of view to the holders of ASARCO Common Stock of the consideration payable in the Grupo Mexico $29.75 Per Share Offer and the Grupo Mexico Merger, taken together, and does not constitute a recommendation to any shareholder with respect to the Grupo Mexico $29.75 Per Share Offer or the Grupo Mexico Merger. SHAREHOLDERS ARE URGED TO READ THE OPINION OF CREDIT SUISSE FIRST BOSTON CAREFULLY AND IN ITS ENTIRETY.

     4. That the Merger Agreement allows the ASARCO Board of Directors to participate in discussions or negotiations regarding any other acquisition proposal if it determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to shareholders (although ASARCO would be required to pay a $40 million termination fee in the event it terminates the Merger Agreement in order to enter into such other competing transaction).


ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     Subsections (a) and (b) of Item 7 are hereby amended by adding the following:

     Except as set forth in Item 4, no negotiation is being undertaken or is underway by ASARCO in response to the Grupo Mexico $29.75 Per Share Offer and the Grupo Mexico Merger that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving ASARCO or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by ASARCO or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of ASARCO; or
(iv) any material change in the present capitalization or dividend policy of ASARCO.

     Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Grupo Mexico Offer or the Grupo Mexico Merger that relate to or would result in one or more of the events referred to above.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7. The Agreement and Plan of Merger, dated as of October 25, 1999, among ASARCO, Grupo Mexico and ASMEX.

Exhibit 8.  Press Release issued by ASARCO on October 25, 1999.

Exhibit 9. Opinion of Credit Suisse First Boston Corporation, dated October 23, 1999.*

Exhibit 10. Letter to ASARCO Stockholders dated October 25, 1999.*







-------

     * Included with Amendment No. 3 to Schedule 14D-9 mailed to shareholders.



                                 SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    ASARCO INCORPORATED


                                    By /s/  Francis R. McAllister
                                       -----------------------------------
                                       Name:    Francis R. McAllister
                                       Title:   Chairman and
                                                Chief Executive Officer


Dated:  October 25, 1999


                               EXHIBIT INDEX


Exhibit 7. The Agreement and Plan of Merger, dated as of October 25,
           1999, among ASARCO, Grupo Mexico and ASMEX.

Exhibit 8. Press Release issued by ASARCO on October 25, 1999.

Exhibit 9. Opinion of Credit Suisse First Boston Corporation, dated
           October 23, 1999.

Exhibit 10.Letter to ASARCO Stockholders dated October 25, 1999.*